NEWS RELEASE                                                        Exhibit 99.1

For further information contact:

Kerry J. Chauvin                                         Joseph "Duke" Gallagher
Chief Executive Officer                                  Chief Financial Officer
(504) 872-2100                                                    (504) 872-2100
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE
WEDNESDAY, OCTOBER 25, 2000


                         GULF ISLAND FABRICATION, INC.
                        REPORTS THIRD QUARTER EARNINGS

     Houma, LA - Gulf Island Fabrication, Inc. (NASDAQ: GIFI) today reported net income of $1.0 million ($.09 diluted EPS) on revenue of $27.5 million for its third quarter ended September 30, 2000, compared to net income of $1.7 million ($.15 diluted EPS) on revenue of $29.0 million for the third quarter ended September 30, 1999. Net income for the first nine months of 2000 was $3.2 million ($.27 diluted EPS) on revenue of $87.7 million, compared to net income of $5.6 million ($.48 diluted EPS) on revenue of $87.5 million for the first nine months of 1999.

     At September 30, 2000, the company had a revenue backlog of $22.6 million and a labor backlog of approximately 387 thousand man-hours remaining to work. Kerry Chauvin, Gulf Island Fabrication, Inc.'s President and C.E.O., expressed concern about the near term profit margins of the company. He stated, "The anticipated recovery in the oil and gas industry has yet to materialize in the late cycle sectors, such as offshore fabrication in which the Company operates, and this continues to suppress margins on contracts. The Company continues to maintain a minimum backlog in light of today's offshore fabrication contract prices. When the market improves, the Company will be poised to profit from potential future higher margin work."


                      SELECTED BALANCE SHEET INFORMATION
                                (in thousands)

                                                 September 30,     December 31,
                                                      2000            1999
                                                      ----            ----

  Cash and short-term investments                    $22,446           $15,750
  Total current assets                                50,991            47,154
  Property, plant and equipment, at cost,net          42,165            43,664
  Total assets                                        97,368            95,049
  Total current liabilities                           13,551            15,367
  Debt                                                     0                 0
  Shareholders' equity                                80,233            76,618
  Total liabilities and shareholders' equity          97,368            95,049
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                                                                 Exhibit 99.1


     Gulf Island Fabrication, Inc., based in Houma, Louisiana, is a leading fabricator of offshore drilling and production platforms, offshore living quarters and other specialized structures used in the development and production of offshore oil and gas reserves. The Company also offers offshore interconnect pipe hook-up, inshore marine construction, manufacture and repair of pressure vessels, steel warehousing and sales.

     This news release contains forward-looking information that reflects the Company's current views with respect to future events and financial performance. No assurances can be given that these events will occur or that such projections will be achieved and actual results could differ materially from those projected. A discussion of important factors that could cause actual results to differ materially from those projected is included in the Company's periodic reports filed with the Securities and Exchange Commission.

                                                                    Exhibit 99.1
                         GULF ISLAND FABRICATION, INC.
                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                     (in thousands, except per share data)

                                                                Three Months Ended                      Nine Months Ended
                                                                   September 30,                          September 30,
                                                           -----------------------------          --------------------------
                                                             2000                1999                2000            1999
                                                           ---------         -----------          -----------      ---------
Revenue                                                      $27,544             $29,034              $87,665        $87,469
Cost of revenue                                               25,159              25,393               80,282         75,589
                                                           ---------         -----------          -----------      ---------
Gross profit                                                   2,385               3,641                7,383         11,880
General and administrative expenses                            1,035                 955                3,195          3,226
                                                           ---------         -----------          -----------      ---------
Operating income                                               1,350               2,686                4,188          8,654
Other income (expense):
  Interest expense                                               (18)                (11)                 (25)           (46)
  Interest income                                                373                 203                  985            470
  Other - net                                                    (68)                (39)                (169)           (29)
                                                           ---------         -----------          -----------      ---------
                                                                 287                 153                  791            395
                                                           ---------         -----------          -----------      ---------
Income before income taxes                                     1,637               2,839                4,979          9,049
Income taxes                                                     617               1,105                1,824          3,435
                                                           ---------         -----------          -----------      ---------
Net income                                                   $ 1,020             $ 1,734              $ 3,155        $ 5,614
                                                           =========         ===========          ===========      =========
Per share data:
  Basic earnings per share                                   $  0.09             $  0.15              $  0.27        $  0.48
                                                           =========         ===========          ===========      =========
  Diluted earnings per share/(1)/                            $  0.09             $  0.15              $  0.27        $  0.48
                                                           =========         ===========          ===========      =========
Weighted-average shares                                       11,680              11,638               11,661         11,638
                                                           =========         ===========          ===========      =========
Adjusted weighted-average shares/(1)/                         11,776              11,715               11,750         11,692
                                                           =========         ===========          ===========      =========
Depreciation and amortization
  included in expense above                                  $ 1,165             $ 1,229              $ 3,564        $ 3,681
                                                           =========         ===========          ===========      =========

(1) The calculation of diluted earnings per share assumes that all stock options are exercised and that the assumed proceeds are used to purchase shares at the average market price for the period.